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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FEB 25 2009

Washington, DC
103

SEC FILE NUMBER
8-48379



09055587

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2008___ AND ENDING ___12/31/2008___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAI Institutional Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. Biscayne Blvd., 28th Floor
_____
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Kelly   305-461-1681
_____
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
_____
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

PROCESSED

MAR 0 4 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

OATH OR AFFIRMATION

I, _____Edward Kelly_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____CAI Institutional Services, LLC_____, as of _____ _____December 31_____, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

_____

_____

VERONICA GONZALEZ
Comm# DD0545328
Expires 4/26/2010
Bonded thru
Florida Notary Assn., Inc

(Signature)

FINOP

(Title)

_____
(Notary Public)

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

	Page

INDEPENDENT AUDITORS' REPORT

To the Members
CAI Institutional Services, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of CAI Institutional Services, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CAI Institutional Services, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Miami, Florida
February 13, 2009



GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

CAI INSTITUTIONAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH	$	121,569
RECEIVABLE FROM BROKERS (NOTE 3)		108,309
DEPOSIT AT BROKER (NOTE 3)		50,000
OTHER ASSETS		9,443
	$	289,321

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	57,476
MEMBERS' EQUITY		231,845
	$	289,321

See accompanying notes.

CAI INSTITUTIONAL SERVICES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

CAI Institutional Services, LLC, (the Company) is a broker-dealer. The Company acts in an agency capacity, with the primary purpose of buying and selling securities for its customers on a fully disclosed basis through an executing broker and charging a commission. The Company serves as a broker for certain customers of Compass Advisors, LLC (Compass Advisors), an investment advisor registered with the Securities and Exchange Commission, related through common ownership, as well as for certain other related parties.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash

The Company may from time to time maintain cash balances at a financial institution in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

Depreciation is computed on the straight-line method over three years, the estimated useful lives of the assets.

As of December 31, 2008, the Company had property and equipment with a cost of $9,209 and accumulated depreciation in the same amount.

Income Taxes

The Company is organized as a Delaware limited liability company and, accordingly, is not subject to federal or state income taxes. The income or loss of the Company is includible in the tax returns of its members.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position (FSP) FIN 48-3. The Company has historically evaluated its potential income tax liability arising from uncertain tax positions pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. FSP FIN 48-3 deferred the mandatory adoption date of the Interpretation to the annual financial statements for fiscal years beginning after December 15, 2008 to allow the FASB to develop guidance on its application to pass-through entities, such as the Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2008, the Company's "Net Capital" was $132,616, which exceeded the requirements by $127,616. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.43 to 1 at December 31, 2008.

NOTE 3.   RISK CONCENTRATIONS

Clearing and Depository Operations

The primary clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in Minneapolis, Minnesota (Primary Broker). In addition, the Company introduces international trade execution through another brokerage firm whose principal offices are in Montreal, Canada. At December 31, 2008, approximately $19,000 of the amount receivable from brokers and the entire deposit at broker, as reflected in the accompanying statement of financial condition, are due from and held by the Primary Broker.

NOTE 3. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. RELATED PARTIES

Administration Fee

The Company receives certain executive, operational and administrative services from one of its affiliates that is related by common ownership. In this regard, the affiliate incurs operating expenses for the Company in consideration for administration and related fees.

